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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Portugal Telecom, SGPS, S.A. (the "Company"), First Quarter 2006 Results Conference Call Transcript, dated May 18, 2006.

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

PORTUGAL TELECOM

2006 First Quarter Results Conference Call

Moderator: Mr. Zeinal Bava

May 18, 2006

11:00 a.m. ET

        Operator:    Good morning or good afternoon, ladies and gentlemen, and welcome to the Portugal Telecom 2006 First Quarter Results conference call hosted by the Executive Board Member of Portugal Telecom, Mr. Zeinal Bava, and Mr. Luis Pacheco de Melo, Group CFO.

        At this time, all participants have been placed on a listen-only mode, and the floor will be open for questions and comments following the presentation. If you have any questions, please press star, one on your touch-tone phone.

        I would now like to turn the floor over to your host. Sir, the floor is yours.

        Mr. Zeinal Bava:    Thank you.

        Good afternoon, ladies and gentlemen. Thank you very much for attending this conference call. I'm here with my team, with Pacheco de Melo, the CFO of Portugal Telecom.

        As you know, I have been appointed to run a couple of the operational divisions and Pacheco de Melo has replaced me as CFO. I will continue to oversee the Investor Relations here at Portugal Telecom, but going forward together with Pacheco de Melo as a team.

        I'm also joined here by our CFO team Francisco Nunes, our Chief Accounting Officer; Carlos Cruz, who is our Finance Director; Nuno Prego, our IR Director; Nuno Machado, who is our Planning and Control Director; and Bruno Saldanha, who is in our Accounting Department as well.

        I will start this call by taking you through the financial highlights, and then operational highlights, and then, of course, we will be happy to take any questions you may have.

        So, I'll turn you over to Luis Pacheco de Melo to take you through the financial highlights. Thank you.

        Mr. Luis Pacheco de Melo:    Good afternoon.

        Operating revenues increased by 7.8 percent to 1.6 billion, underpinned by PTM and Vivo's contribution. Wireline and TMN operating revenues were negatively impact[ed] by the reduction of interconnection rates. Excluding the impact from the Wireline, operating revenues would have decreased by 2.3 percent, and TMN revenues would have increased by 0.9 percent.

        EBITDA decreased by 5.1 percent to 587 million, equivalent to EBITDA margin of 37.5. If we adjust for the one-off Angola reversal of provisions and the interconnect, EBITDA would have increased by 0.4 percent.

        Net income increased by 15.6 percent to 211 million.

        CapEx decreased by 2.6 percent in the first quarter to 162 million, equivalent to approximately 10.4 percent of operating revenues.

        With regards to cash flow, EBITDA minus CapEx, it decreased by 6 percent to 425 million in the first quarter. If you exclude from that the one-off from Angola, it remained almost flat.

        The net debt remained flat. The free cash flow generated of 73 million during the quarter was almost invested in the equity swaps in an amount of 62 million.

        As regards to dividends, we will pay dividends next Friday, total amount of 536 million.

        Additionally, following the AGM meeting, we have concluded now the capital increase. I must remind that no cash was involved in this capital increase. It was just [an] incorporation of reserves and we will now proceed with a capital reduction. Pro forma distributable reserves, if we assume the conclusion of these transactions and also the payment of the dividend and the buyback of the already executed buyback of the shares, distributable reserves would amount to 1.25 billion.

        I will now hand back to Mr. Zeinal Bava. Thank you.

        Mr. Zeinal Bava:    Thank you, Luis.

        With regard to the highlights, in terms of the businesses, I propose to take you through each division and then perhaps wrap up on some of the financial information as well.

        With regard to the Wireline Division in Portugal, our total mainline increased by 0.5 percent. ADSL continues to remain an important driver of the growth. We finished the first quarter this year with ADSL subscribers slightly above 600,000.

        With regard to pricing plans, and I think we've discussed this before with you previously on calls, and also on one-on-one meetings, we continue to still see significant demand for flat rates, although we are still negotiating with the regulator the possibility of launching further packages, namely, those including those that allow us to include minutes in the monthly subscription that we charge to our customers. Those negotiations with the regulator are ongoing and we hope that any time soon we will be able to offer that.

        With regard to traffic, traffic fell, partly because of the line loss and also because, with regard to Internet, migration from dial-up customers to broadband.

        In terms of Mobile, the postpaid customer net additions were 38,000. We are quite confident that we can continue to build on this subscriber base, which derives higher ARPU for us than the prepaid subscribers.

        Also worth highlighting in the case of TMN in Portugal, is that data services, particularly those that are non-SMS related, continued to show a pretty robust increase, 25 percent in the first quarter of this year.

        Minutes of usage were flat, and we did see some ARPU dilution even after the interconnection rate. But, this is very much to do with the fact that we have been doing the right planning with a view to increasing the loyalty of our customers and reducing churn, and also with the advent of [these] new no frills operators in the market, which have come out with lower tithes than what we have at TMN.

        So, a combination of both has actually led to some erosion in ARPU, but minutes of usage, notwithstanding the fact that the economy is still showing slow signs of recovery, remains flat. And I think that was a positive thing in the first quarter.

        Net additions in terms of Brazilian Mobile was about 333,000. Vivo has already announced the numbers. And as you know, our performance in the first quarter was impacted also by a number of provisions that we took. But, data revenues continue to do pretty well, already growing in about 7 percent of total service revenues.

        Minutes of usage have dropped. ARPU decreased as a result of that, not just because of the minutes of usage, but also promotions that we are having to do as a result of increased competition in the Brazilian market.

        So, the Brazil market continues to be competitive and a challenge for us. And we do expect for the outlook—in terms of outlook for that market to remain fairly competitive for the rest of the year.

        With regard to Multimedia, I think worth highlighting here is that the subscribers went up by about 1.9 percent. This is against a backdrop of, again, an economy which is just now beginning to recover, and far more strict controls that we have imposed on collection cycles and so on, and therefore, have led to further disconnections. And these are voluntary disconnections on our part.

        But, I think worth highlighting here is that the Pay-TV blended ARPU has done pretty well. It went up by about 1.5 percent to about €28.3. And this is because we have been able to maintain our ARPU of the broadband subscribers at roughly €23. And this is because we have taken a strategy of offering more service and more speeds to our existing customer base as opposed to reducing prices, and also the success of the digital package that we have started rolling [out] the second quarter last year, called Funtastic Life, that offers 65 channels to every subscriber. So, I think multi take-up of Funtastic Life and I think the broadband ARPU holding at about €23 has allowed us to increased the ARPU by about 1.5 percent.

        A few other things in terms of operational performance in Portugal. Clearly, with regard to the broadband market, we are close to the 1 million mark that we have set out. In fact, if you include the wholesale customers, we have gone above that.

        The market has become competitive. Unbundled local loop has gathered more pace. And as expected, you know, we are seeing this competition taking away some market share from group. And having said that, we still continue to believe that we should offer more to customers, as opposed to engaging in any price cuts going forward. So, we are going to privilege on both platforms, offering more service to customers, as opposed to reducing prices.

        With regard to Mobile, the 3G take-up continues to be solid. There is some ARPU uplift coming from 3G. But, I think at this stage in the first quarter of this year what is worth highlighting is that the low-end brands in terms of operators have made some significant inroads, and that has led to some ARPU dilution. And we would expect that to continue going forward, albeit that I think the take-up of data services is pretty encouraging for us in terms of the future.

        A couple of other things I also wanted to mention. One relates to post-retirement benefits. Post-retirement, our unfunded pension liability which stood at about 2.6 billion end of last year, we have decided to make an additional contribution of 300 million this year. This has been part of a negotiation that we did with our unions.

        Those negotiations resulted in a wages and salaries increases of slightly above 2 percent, which compares very favorably with what we have achieved in the past, and also compares very favorably with what we have in our actuarial assumptions in the calculations of our pensions.

        Just as a recap in our pensions, actuarial assumptions, we work on the basis that salaries will grow by 3 percent. And having achieved this negotiation this year, we think that this will provide a good platform for us to rethink about actuarial assumptions going forward, and the unfunded pension liability amount going forward as well.

        With regard to post-retirement benefits, we would expect this year, '06, PRBs to be about 60 million—€65, €66 million. That would be a good guess for where we would expect PRBs to be here this year.

        Thank you very much. I think I will now open the floor for questions.

        One just final remark. We have also included in our press release again a significant disclosure on some of our international investments, which is page 35 of the press release.

        In particular, I will call your attention to the performance of Médi Télécom and Unitel. Both companies [are] doing fairly well. And we believe these are important contributors in terms of value going forward for the Portugal Telecom Group. And these international investments, which in the past have not been very visible, we will continue to make an effort to provide more information going forward. And of course, if you have any questions on that, I will be very happy to answer those as well in this call.

        Thank you very much, and Pacheco and I will now be prepared to take your questions.

        Operator:    Thank you.

        The floor is now open for questions. If you would like to ask a question, please press star, one on your telephone keypad. If at any point your question is answered, you may remove yourself from the queue by pressing star, two. We do ask when you pose your question that you pick up your handset to provide optimum sound quality.

        Our first question is coming from Mathieu Robilliard of Exane BNP. Please proceed with your question.

        Mr. Mathieu Robilliard:    Yes, good afternoon. Mathieu Robilliard with BNP Paribas. I have two questions, please.

        First, in the international front and in some announcements about you, I understand winning privatization process in Namibia, so maybe if you could give us some color to understand exactly what you're doing there.

        And the second question is on fixed line. There seems to be an acceleration in the decline of fixed line, excluding ADSL. Now, we considered ULL has increased over the previous quarter, but still it seems like it's more than just the ULL. So, what I want to understand is if you're still seeing fixed to mobile migration or just people canceling that fixed line subscription.

        And finally, one last question on working capital. It seems that again this quarter you have a negative contribution from working capital. And I see that last year it was also the case. So, maybe if you could update us again on exactly what is driving that. Thank you very much.

        Mr. Zeinal Bava:    Okay. Thank you very much.

        Let me start with the—with your question on the working capital. Our investments in working capital in the first quarter this year amounted to about €161 million. That compares with about €214 million last year. So, we actually were able to improve the working capital management by about slightly over €50 million in this quarter compared to the same quarter last year.

        Again, to some extent what you see also in this working capital investment is also the impact of the Real Valorization. So, if you look at, for example, the Vivo contribution in terms of total working capital investment, out of the sort of 161 million, 99 million related to Vivo. And of that, about half was translation effect of currency.

        So, the effort that we are making to reduce investment in working capital is progressing. In fact, in our response document in the takeover in this offer of Sonae, we indicated that the we would improve cash flow by 250 million, 100 million from CapEx containment, and working capital and management.

        So, I think a number of initiatives that we have taken and put in place are already beginning to filter through in terms of benefit. So, we expect that continued tight control on working capital will help us improve this performance going forward.

        Your second question, your question on Namibia, we did put forward—we did bid for an asset at 34 percent stake there. The maximum investment that debt may represent is approximately €120 million. That investment is subject still to agreement on—sale and purchase agreement and shareholders agreement. That investment is also being made in the context of the investment that we have in Angola.

        We—as we have indicated in the past, that our international strategy is very much focused on Vivo. And it is focused, when it comes to Africa, to build a hub around Angola, where our investment in Unitel has been doing extremely well. So, that process in Namibia is still—that negotiation process is ongoing, but it will be capped at about 120 million.

        And again, just to give you some information on Unitel. Unitel is a business in Angola, where we own 25 percent stake. It has a customer base of about 1.4 million roughly. And it has an EBITDA of $98.2 million in the first quarter of this year. So, it's a company that has no debt, and it has significant growth year-on-year. EBITDA growth was about 52.7 percent. So, that is Namibia.

        With regard to the fixed line, I would say that at present, perhaps the biggest contributor to the line loss is competition, unbundled local loop. But, still what we are seeing is that in this economic environment people are very sensitive to spending. And therefore, there is some impact also coming from the fact that, by disconnecting, people are actually relieving some monthly bill[s] that they are using elsewhere.

        We are not necessarily seeing some of this cash coming into other businesses that we have as such. So essentially, I think it's the pains of going through a process in the economy, which is showing slow recovery. And I think it has much less to do with fixed to mobile cannibalization.

        One should note that the unbundled local loop prices came down. Also, the processes that were associated with unbundled local loops were also facilitated significantly with the agreements that were signed, both with the Portuguese government and other operators in the fourth quarter of last year. So, some of the acceleration that you are seeing has also to do with some of these changes.

        Having said that, the unbundled local loop, I think, lines still stand at about 109,000 in our market. And we have, between PSTN and ISDN lines, over 3.6 million. Thank you.

        Mr. Mathieu Robilliard:    Thank you.

        Operator:    Our next question is coming from Brian Rusling of Cazenove. Please proceed with your question.

        Mr. Brian Rusling:    Yeah, a couple of questions, actually. And the first one in relation to the ADSL growth in the first quarter. It appeared to me that your market share has dropped, just from the headline numbers I've seen, to about 40 percent. Can you just review what the market share in DSL net adds was, and also in the broadband market in total?

        Second question, on your contribution of 300 million to the pension fund. When are you going to do that? It didn't appear in the first quarter, as it may have done in 2005. So, when is that going to be paid in?

        And the third question, with the call that you held in March, you did give us some guidance, division by division. The one guidance that stands out as maybe needing adjustment is the Vivo Division, where you were talking previously about single-digit revenue growth and low double-digit EBITDA growth. Can you just update us on that, please?

        Mr. Zeinal Bava:    Thank you.

        On ADSL, we estimate that our market share is roughly probably about 70 to 75 percent still in the Portuguese market. We have been losing market share, particularly in areas where you have unbundled local loops. One should not forget that we are competing against certain companies that have very aggressive pricing, have instituted a pay-as-you-go model, not just in terms of broadband, but also in terms of fixed line telephony.

        Having said that, they have recently revised some of their prices by proposing that everyone has to spend at least €7.5 a month. So, they are moving again to a subscription model, which I think is healthy for the industry.

        So, we are—in areas of unbundled local loops, we are losing definitely market share in those areas where there [aren't] unbundled local loops, which again are peripheral areas. We obviously continue to do fairly well in our overall market share.

        PT group in broadband probably stands at the moment at about 75 percent, which we think is pretty good, considering also that we have not engaged in significant price cuts. Instead, we have favored the option of giving our subscribers better service, quicker provisioning times, higher speeds, more download speeds, and much, much more bandwidth.

        In fact, some of our broadband products now provide you and give you up to 30 gigabits of bandwidth, which is pretty—30 gigas of bandwidth and 1 giga for email and things like that. So, I think that has, in our view, gone down very well with our subscriber base. And notwithstanding the fact that we—our prices do stand at the premium, we have been able to keep a pretty good market share.

        Also worth noting is that we now offer a full range of packages as well to address some of the lower segments of the market. We now have also a pay-as-you-go offer, a prepaid offer. So, I think that anyone that's looking for a broadband product will find that, between our Fixed Line Division and Multimedia Division, you will find what you need, and I think above all, you'll find pretty good service.

        With regard to the contributions to the pension fund, we invested that cash now, beginning of May. So, that 300 million has now been put in the shadow fund that we have.

        Just to recall, in the past I have indicated that we—our cap as to how much we can invest in the pension fund for tax reasons, all our contributions are capped at about 25 percent of the salary base of the people that are covered by the plans.

        So, what we have done is that we have put on one side a shadow fund that is managed as a pension fund to cater for healthcare costs. We put in 300 million just last year. We put in another 300 million this year in May. And that cash is being invested according to our investment policy guideline that we have approved for our pension fund.

        With regard to Vivo, you are quite right in pointing out that the guidance that we have provided in terms of EBITDA growth of 10 percent and margins of about 25—27, 28 percent. On the margin I think we still remain comfortable. With regard to EBITDA, I think that the performance in the first quarter leaves us to be slightly more cautious. We still need to have some more data points before we can come back to you with a different guidance number on that.

        There are a number of things at Vivo which are still being worked on. The management team has been there not for that long. They have put in place a good restructuring plan. We believe that they have the capabilities to implement it successfully.

        We also believe that there are a number of issues relating to technology that Vivo will also have to address. And I think as and when we are ready to discuss with the market all of these together, we will also provide you with hopefully a much more robust guidance going forward. Thank you.

        Operator:    Our next question is coming from Nuno Vieira of BCP. Please proceed with your question.

        Mr. Nuno Vieira:    Yes, hello. Good afternoon.

        I've got a couple of questions in terms of subscriptions and in Mobile in Portugal, and also in terms of Pay-TV. The number of net additions looked a bit shy to me. And I would like to know what is your expectations regarding the evolutions of these metrics, both in TMN and in PT Multimedia, and also to what extent it is connected with reduced marketing expenses in these two units. Thank you very much.

        Mr. Zeinal Bava:    Thank you.

        With regard to the net additions at TMN, we—of course, what we are seeing in the Portuguese market is increased take-up of double SIM cards and triple SIM cards. And again, we are seeing some of these no-frill brands like UZO also take subscribers, not just from TMN, but also from other operators in the market.

        We think that a good guidance for subscriber growth for this year at TMN would be probably 100,000-plus, somewhere between 100,000 and 150,000 subscribers.

        With regard to PTM, the PTM subscriber numbers have been impacted by a number of changes we have done to our systems. One should not forget that we have now fully digitalized the signal of our premium packages. So, if today you have Sport TV—a sports package or movie package and have any premium service from us, you need a digital setup box.

        We've also changed a number of setup boxes in the satellite areas in order to address issues relating to piracy by essentially changing a lot of the smart cards, as well as power boxes—setup boxes that we have. So, that has had some impact, I think, in terms of churn.

        We think that, again, the economy is not underpinning the kinds of growth that we would like to see in terms of subscriber number[s]. But, we think that this year we can grow in Pay-TV slightly, you know, somewhere between 25,000 and 35,000 subscribers. That would be a good number.

        Now, having said that, if we are more successful in tackling digitalization issues and piracy issues, that number could be slightly better. But, I think it will depend very much on some of the things that we are currently working on in terms of conditional access.

        Your question about TMN's marketing costs, our marketing costs last year was—first quarter was €8.5 million. In the first quarter this year, it was about 5.1. We think that it is possible to keep low expenditure levels in terms of marketing at TMN. So, we would expect marketing costs this year to be lower than last year.

        Last year we had 8.5 in the first quarter and then we had 8 million in the second quarter, 8 million in the third quarter and 11 million in the fourth quarter. You should take into account that last year we launched UZO and we also did a rebranding of TMN. And therefore, we would expect this year to do much, much better than that. Thank you.

        Operator:    Our next question is coming from Will Main [sp] of Bear Stearns. Please proceed with your question.

        Mr. Will Main:    Hi. Will Main from Bear Stearns here. I was just wondering if you could give us an update on your headcount reduction plans for the year?

        And my second question relates to fixed to mobile minutes within the Fixed Division dropped significantly, while MOUs in TMN relatively stable. I was wondering if you could just give us your thoughts on that? Thanks.

        Mr. Zeinal Bava:    Okay. Thank you.

        With regard to the headcount reduction, we did as you know significant reductions last year. In fact, if you look at our Fixed Line Division and the performance of wages and salaries, I think the trend is in the right direction. It's coming down. We also have been, I think, quite robust in terms of our negotiations with the unions in this recent round of discussions which we had with them.

        And I think the—as far as we are concerned, we will need to maintain—I think we will need to maintain a cost discipline in order to take account of the trends that we are seeing in terms of the top line.

        So, the cost discipline is there. We stated it publicly when we put forward our guidance for the next three years. In terms of EBITDA, that also incorporated the benefits of some of these cost reductions and cost disciplines that we would like to instill in our company.

        And just in the previous questions I was referring to marketing as one area where, for example, we believe we can certainly spend a lot less with perhaps similar sorts of impacts in terms of eyeballs and GRPs going forward.

        We at this stage are trying to adjust the processes we have here to the significant reduction in staffing levels we did last year. We don't have at this stage a number that we are providing to the market in terms of headcount reduction. We will, of course, keep working at that.

        What I can tell you is that the market consensus—and of course this is not a company number. We have not provided such number. But, the market consensus is that we would be doing about 500 staff redundancies this year.

        Again, I repeat, the company has not opined on this and we have not given ourselves any guidance, other than to say that we will have to remain competitive and increase efficiency levels at our company. And we hope that we can continue to do things as we have done in the past in a way that we keep, you know, social balances at Portugal Telecom.

        With regard to the fixed to mobile traffic, that traffic was down roughly 10 percent. And this is very much in line what we have had in previous years. And there is clearly also a network effect here, as mobile penetration reaches the kinds of levels that it has reached. There are more minutes now in the mobile network than there are in the fixed or between fixed and mobile.

        If you look at overall voice minutes in Portugal, you will find that at the moment mobile accounts for about 60 percent of all minutes, and fixed line is about 40 percent of all minutes. Thank you.

        Operator:    Our next question is coming from Pilar Bertuzzi of Sanford Bernstein. Please proceed with your question.

        Ms. Pilar Bertuzzi:    Yes, good afternoon. I have a couple of questions, if I may. The first one is on ADSL. Could you tell us what percentage of your prepay as part of the total retail base was made up of your pay-as-you-go offers, and what the expected impact on the ADSL ARPU would be for the year? In other words, what levels of DSL ARPU should we be looking for towards the year-end?

        The other question I had was on the 53 million one-time tax item that you had. Could you explain what that was?

        And the last question, on PT Multimedia, could you tell us what the decline in the pay-to-basic ratio was in the quarter, please? Thanks.

        Mr. Zeinal Bava:    Okay. Thank you.

        On ADSL, the prepaid customers and so pay-as-you go products accounts for about 20 to 25 percent of our total subscriber base. If you look at our first quarter ARPU, it's slightly less than €25.

        Of course, the take-up going forward is going to be focused mainly on such prepaid and pay-as-you-go products. These products have ARPUs which are roughly, you know, half of what is our standard ARPU at the moment. So, we would think that ARPU will be—probably this year we can still keep them well above 20. But clearly, if—depending on the take-up going forward of such products, ARPU will come down from the sort of current €24.8 levels, certainly.

        On your second question, which relates to the taxes, we are, as you know, always looking at pockets of restructuring that we can do at our company. We liquidated one of our holding companies that existed within our company, within Portugal Telecom Group. As a result of that liquidation, we accrued tax losses, and that is the reason why we have been able to achieve that tax benefit that you see in our P&L.

        On Pay-TV, in terms of the decline of the pay-to-basic ratio, well, the churn that we have in the premium product is fairly high. We are looking to address that. Part of the churn relates to piracy issues, and part, of course, relates to the fact that the overall product portfolio is resulting in significant ARPU from some customers.

        So, one of the things that we are at the moment trying to do is more bundles. One of the things that we are also trying to do is put in place loyalty schemes for customers that have premium products as well. And we hope that, through that, we can reduce the churn in these services.

        Also worth highlighting is that Funtastic Life, which is the service that we have recently launched, which basically offers you an additional 20 video channels, and then an additional 12, 13 audio channels, that take-up has gone extremely well. We have now more than 160-170,000 subscribers in that service. That in great part has underpinned the performance of ARPU in our Pay-TV Division.

        Of course, it has resulted also in some cannibalization of the sort of, like, premium movie package that we have. But, I think overall the trend in terms of ARPU with Multimedia is quite encouraging. And particularly the case of take-up of this Funtastic Life package has been, I think, encouraging and all is well for—in terms of our ability to continue to drive that ARPU up going forward. Thank you.

        Ms. Pilar Bertuzzi:    Thank you.

        Operator:    Our next question is coming from David George of Credit Suisse. Please proceed with your question.

        Mr. David George:    Yeah, thank you.

        Firstly, if I could just go back to one of the early comments on Vivo. You mentioned some of the technology issues there. Does that mean you would actually consider moving to GSM, or are there some other options that you're thinking about there?

        Also, I had a couple questions just on the cable side. I think you had indicated in the release you're looking at launching voice in Q3. Can you give us any idea how you would look to price that? And do you have more flexibility to bundle services on the cable side than you do on fixed line?

        And finally, just in a context of the Sonaecom bid, is there any change in the views on ownership of cable medium term? I mean, is there a scenario, for example, in the case of a higher bid, where actually spinning out the cable business would be an option?

        Mr. Zeinal Bava:    Thank you.

        With regard to technology at Vivo, we've always—in the past, we've indicated that we continuously do studies about the feasibility of, you know, and the pros and cons of CDMA versus GSM, or any other technology for that matter, be it, you know, future migrations of CDMA to, you know, third generation, etc.

        We are always looking at what value can be created, what kind of gross additions we have, price differentials of equipment and so on.

        I think at this stage we are, of course, looking in the context of the Brazilian market as to what is the best option for Vivo. We have no firm views at this stage, but we are keeping our options open. And if we feel that the economics work in favor of us doing something, we will surely do it and announce it.

        But, I think at this stage there is nothing certain in terms of us doing any change, other than to say that, yes, we are continuously looking at ways in which we can create more value at Vivo.

        With regard to cable, yes, we are going to offer voice over—like voice services at PTM late September. We've announced that already about a couple of months ago. For obvious reasons, as you can imagine, even because of commercial sensitivities, I will not comment on what kind of pricing model we will have.

        We think that there is—we think that offering voice at PT Multimedia TV Cabo is a natural progression of the services that we offer there. We feel—we are feeling increasingly confident that we can offer that service with good quality, now that most systems have stabilized and the quality of service has been improving. And we hope that sometime in September we will come back to the market and announce the terms and conditions in September, or late September most likely, as to how we wish to position the voice offer at TV Cabo.

        With regard to the ownership of cable by Portugal Telecom, in our response document we indicated clearly that we favor the separation of one of our networks. And we have indicated our willingness to consider the separation of our fixed line access network, very similar to what BT has done in the UK. Looking also at options that would allow us to monetize that investment going forward.

        So, we continue to believe—and again, consistent with what we have said in our response document, that Multimedia is a strategic asset. It is an asset that fits very well in our strategy of offering Portuguese consumers going forward a triple play. And our views—our views meaning the view of the Board of Portugal Telecom in this regard have not changed. Thank you.

        Operator:    Our next question is coming from James Ratzer of New Street Research. Please proceed with your question.

        Mr. James Ratzer:    Yes. Good afternoon. I have three questions, please.

        The first one was just regarding outbound ARPU at TMN which, as you mentioned at the beginning, the trends on the decline had started to increase. You mentioned you'd seen some no frills offers from some of your competitors. I was wondering if you could just run through who you are seeing those from and whether you think those are here to stay?

        And the other two questions I have are just regarding your assets in Africa. In particular, I was wondering for Unitel in Angola, are you able to give us any guidance on EBITDA growth for 2006, and do you think the growth seen in Q1 can continue?

        And what do you make of the announcement today that there could be a new operator in that market? Do you—well, kind of the high 60 percent EBITDA margins you have?

        And the final question is regarding your startup operation in the Congo. Could you say please whether that's going to be fully consolidated in your accounts? And if it is, do you think it will make a notable impact over the next, say 12 to 18 months as that operation starts up? Thank you.

        Mr. Zeinal Bava:    Okay. Thank you, James.

        There are at the moment three no frills offers in the Portuguese market. One of them is our own, called UZO, and the other two are from our competitors. These offers are pricing the minutes at somewhere between 12 and 16 cents. And therefore, that is one of the—clearly, that has led to some cannibalization within the market, and of course has led to lower average revenue per minute for TMN, and no doubt for probably others.

        The growth that we are seeing in the postpaid subscriber market, in our view, is a very positive event for us. Our focus will continue to be the postpaid market in Portugal. And in fact, if you were to adjust, for example, the ARPU evolution at TMN for [these] no frills launches that you have seen in our market, so if you think just about ARPU billing and customer bill, the drop would have not been the sort of 4.6 percent. It would have been probably 2 percent. Because, some of the people are actually keeping two SIM cards, one a sort of no frill SIM card and one which is your traditional prepaid SIM card at TMN.

        With regard to Angola, we think we have indicated that we can generate EBITDA in Angola at over 300 million this year. So, this would continued—put it the other way, it's still a pretty decent growth in that market. So, we think it will certainly be above 300 million. And I think so far first quarter has gone fairly well.

        In Congo, Congo is an option that we have. We have essentially bought ourselves the right to consider the rolling out of a new network. So, for that we have acquired a license. And I think the decision to roll out that network will be dependent on a number of things, including work that's being done at the moment with vendors of equipment, lenders.

        So, it is one of those investments that—you know, likely to happen but, again, is an option. So, at this stage, I will not even volunteer what is it that we propose to invest other than what we have already done, which is really to acquire a greenfield license, which we may or not roll out going forward. Thank you.

        Mr. James Ratzer:    Would the license be fully consolidated, please?

        Mr. Zeinal Bava:    Probably not, because we are unlikely to have the majority of this company. But of course, if we do have majority, we will consolidate. If we don't have the majority, we will not consolidate.

        Mr. James Ratzer:    Okay. Thank you.

        Operator:    Our next question is coming from Rui Pereira of Espirito Santo Investments. Please proceed with your question.

        Mr. Rui Pereira:    Hi. Thank you. I have three questions, if I may.

        The first one is related with TMN. If you could give us some light on why customer billed ARPU dropped to 4.8 percent? And you mentioned that the launch of UZO was one of the reasons, but also to see why the underperformance versus competition?

        The second question is regarding Vivo. We saw relatively weak EBITDA margin in Q1, especially versus your competitor, Claro, where we saw quite a good recovery in margins. Should we expect since Q1 is usually one of the best quarters, the full-year EBITDA margin near the mid-20s?

        And the last question is related to Wireline. Should we see—after this strong number of net losses in the PSTN, should we see some change in the strategy of the pricing in ADSL or double plays ADSL? Thank you.

        Mr. Zeinal Bava:    Thank you.

        With regard to TMN, the performance in terms of billed ARPU is similar to other competitors—our competitors in the Portuguese market. It is related to two things. UZO on one hand, and right planning on the other. So, we have proactive approaches to customers, looking to offer packages that allow us to make them more loyal and, therefore, through that reduce churn.

        If you were to adjust for the fact that a lot of the UZO customers that do come from TMN tend to keep two SIM cards, that 4.6 percent drop would be now if you—about 2 percent. So, I think that is probably a better number in terms of trying to understand the real impact of these no frills brand.

        With regard to Vivo, as I said earlier in the call, we are at the moment reviewing a number of things, including technology options. There is a restructuring plan in place. There is a lot of effort that's being done to deal with the cloning. We are doing some provisions again also to make sure that we have provided for everything at this stage, and make sure that most of it has gone through the P&L.

        So, I think we have to—we have to come back certainly to the market at some stage with a view on Vivo in terms of future outlook. Again, we would like to think that the sort of 26, 27 percent margins are sustainable going forward.

        With regard to the Wireline, we are putting in place a number of plans, flat rate packages. And as you know, we are also—and we have been discussing this for quite some time—the possibility of including minutes in the monthly subscription. We believe that it is possible to do going forward better than we have done in the first quarter. And the first quarter should not be the run rate for future projection of the Wireline line loss. So, we hope that we can certainly do much, much better than the run rate that we saw in the first quarter. Thank you.

        Mr. Rui Pereira:    And I'm sorry, just on the tax benefit, I probably haven't listened to the—could you just clear what sort of exactly the tax benefit this quarter?

        Mr. Zeinal Bava:    Yes. We liquidated one of the—within Portugal Telecom Group we had a company called Prime SGPS, which we liquidated. That company had losses. And by liquidating, we were able to crystallize that, and that is where that benefit comes from. Thank you.

        Mr. Rui Pereira:    Thank you.

        Operator:    Due to time constraints, we have time for two more questions today.

        Our next question will be coming from John Pierce of Dresdner. Please proceed with your question.

        Mr. John Pierce:    Hi. Good afternoon, all. It's John Pierce from Dresdner Credit Research.

        You said in the recent past that one of the objectives which you had was to maintain investment grade ratings going forward, assuming that Portugal Tel remains an independent company. Now, do you have any further clarification as to what kind of investment grade rating you were hoping to maintain? For instance, the existing high BBB, or would you be happy with the lowest rungs of investment grade? That's one thing.

        The other thing I'd like some comment on is, we all know there is now to be a full investigation of the competitive implications of Sonae's bid for your company. I'd ask what role Portugal Telecom expects to be playing in that investigation? Thanks.

        Mr. Zeinal Bava:    Thank you.

        We indicated in our response document to the offer that we wanted to remain investment grade. We have not clarified what investment grade means as far as we are concerned. And at this stage, I have no further comments other than what we have already said in the past. We think that investment grade is critical and the Board has not yet opined more specifically on that.

        With regard to the competition authority investigation, the role that we play is that we get asked to comment on things and we feed in comments in that process. So we, as well as any other operator and other interested parties in the Portuguese market that operate in the telecoms or media sector, get asked to comment on the process and on specific issues and we do that constructively. And we have been doing that already and we will continue to do so. Thank you.

        Mr. John Pierce:    Okay. Thank you. Thank you.

        Operator:    Our next question is coming from Javier Borrachero of ING. Please proceed with your question.

        Mr. Javier Borrachero:    Yes. Good afternoon.

        I have a question regarding EBITDA in the Wireline business. I have the impression that, adjusting for the one-offs of Angola of last year, that the flat EBITDA in this quarter may be slightly better than what you anticipated over the guidance you gave a couple of months ago. Just want—maybe if you could share with us if that impression is correct or exactly how do you see EBITDA Wireline going forward? Thank you.

        Mr. Zeinal Bava:    Okay. Thank you.

        Last year our EBITDA—recurring EBITDA at the Wireline was €939 million. The guidance we gave was that we thought that flat EBITDA was achievable. In spite of the fact that a lot of the measures we have put in place on cost-cutting and so on are filtering through the P&L and the performance in the first quarter, we are keeping that guidance. So, we are still working on the basis that we will do flat EBITDA in the Wireline in '06.

        Mr. Zeinal Bava:    Thank you very much, again. Thank you very much to you all for being present in this call.

        My team and I, Luis Pacheco de Melo, our CFO, and Nuno Prego, our IR Director and myself will be happy to answer any further questions you may have. We will always be available through mail or phone, direct contact, so please feel free to call at anytime.

        And with regard to the Sonae offer, if you have any questions specific to that, again, Nuno Prego, our IR Director, Nuno Machado, our Corporate Finance Director, would also be available to take any questions you may have.

        Thank you very much and I look forward to speaking to you in the future. Bye-bye.

        Operator:    Thank you. This concludes today's conference call. Please do disconnect your lines at this time and have a wonderful day.

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